Exhibit 99.4

TERMINATION FEE COMMITMENT LETTER

KOKORO INVESTMENT PTE. LTD.

335 Madison Avenue, 24th Floor

New York, NY 10017

December 14, 2014

To:	Argos Holdings Inc.

PetSmart, Inc.

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 14, 2014, by and among Argos Holdings Inc., a Delaware corporation (“Parent”), PetSmart, Inc., a Delaware corporation (the “Company”), and Argos Merger Sub Inc., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub agreed to be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

1. Upon the terms and subject to the conditions set forth herein, and subject to Section 4 hereof, Kokoro Investment Pte. Ltd. (the “Investor”) hereby commits to purchase, or cause an assignee permitted by this letter agreement to purchase (by payment to Parent or its designee(s), including the Company Designee (as defined herein)), directly or indirectly, common equity securities of Parent for cash in an amount up to $69,619,447.36 solely for the purposes of allowing Parent to pay (A) the Parent Termination Fee in accordance with the Merger Agreement and subject to the limitations set forth in the Merger Agreement (the “Termination Commitment”), and (B) the fees and expenses and reimbursement obligations Parent is responsible for pursuant to Section 5.17 and the last sentence of each of Section 5.11(b) and Section 7.3(b) of the Merger Agreement (clause (B), the “Other Termination Amounts” and, together with the Termination Commitment, the “Termination Obligations”); provided, that, notwithstanding any other provision hereof (but subject to Section 4), (i) the Investor shall not be required to make any payment hereunder or in connection herewith and/or purchase, directly or indirectly, equity securities of Parent pursuant to this letter agreement for an aggregate amount in excess of $69,619,447.36 (the “Cap”) and (ii) this letter agreement does not give any person any rights or remedies against the Investor or any Non-Recourse Party (as such term is defined below), other than as expressly set forth herein, and this letter agreement shall not be enforced without giving effect to the Cap. The obligation of the Investor to purchase equity securities of Parent to fund, or cause the funding of, the Termination Commitment shall be subject to the Parent Termination Fee becoming due and payable by termination of the Merger Agreement in the circumstances specified therein and in accordance with the terms thereof. The Investor shall be required to fulfill its commitment to purchase equity securities of Parent to fund, or cause the funding of, Parent’s payment of any Other Termination Amounts no later than the date that the related fees, expenses and other liabilities are due and payable pursuant to or in connection with the Merger Agreement. Reference herein to the “Equity Commitment Letter” shall mean the Equity Commitment Letter between Parent and the Investor, dated the date hereof.

2. The obligation of the Investor to fund or pay, or cause the funding or payment of, the Termination Obligations shall automatically and immediately terminate upon the earliest to occur of (1) the Effective Time, (2) valid termination of the Merger Agreement in accordance with its terms (other than a termination of the Merger Agreement (x) for which the Parent Termination Fee is or becomes, in accordance with Section 7.3(b) of the Merger Agreement, payable by Parent or (y) which does not discharge the obligation to pay any Other Termination Amounts (any such termination for which the Parent Termination Fee is payable or that does not discharge the obligation to pay any Other Termination Amounts, a “Qualifying Termination”)), and (3) the 180th day after a Qualifying Termination unless prior to the 180th day after such Qualifying Termination, the Company or any of its Subsidiaries shall have commenced a suit, action, arbitration or other legal proceedings against Parent or the Investor seeking to enforce its rights under the Merger Agreement or hereunder, including alleging the Parent Termination Fee or Other Termination Amounts are payable to the Company, or subject to the terms hereof, to Parent (a “Qualifying Claim”), in which case this letter agreement shall remain in full force and effect until the final determination of such Qualifying Claim. In the event that the Company or any of its Subsidiaries institutes any litigation or other legal proceeding (A) asserting that any provisions of this letter agreement are illegal, invalid or unenforceable in whole or in part or that the Investor is liable in excess of the Cap, (B) arising under, or in connection with, the Merger Agreement, the Debt Financing or the transactions contemplated thereby, in each case other than a Retained Claim (as defined below) or (C) in respect of a Retained Claim in any court or other tribunal other than a court or tribunal provided in this letter agreement, the Merger Agreement, the Confidentiality Agreements or the Equity Financing Commitment Letters (excluding any claim, action or proceeding to enforce any arbitration or judicial award), then (x) the obligations of the Investor under this letter agreement shall terminate ab initio and be null and void, (y) if the Investor has previously made any payments under this letter agreement to Parent or Merger Sub, the Investor shall be entitled to recover such payments and (z) none of the Investor, Parent, Merger Sub nor any Non-Recourse Party (other than any other Equity Investor) shall have any liability to the Company or any of its Affiliates under this letter agreement or with respect to the Merger Agreement, the Debt Financing or the transactions contemplated hereby or thereby. “Retained Claims” means (i) claims by the Company (1) to enforce its rights under this letter agreement (provided that the maximum aggregate liability of the Investor under this letter agreement shall in no event exceed an amount equal to the Cap and shall in no event be due and payable unless the Parent Termination Fee or any Termination Obligation would otherwise be due and payable in accordance with the terms of the Merger Agreement), (2) to enforce the funding of the Parent Termination Fee or any Termination Obligations to the Company or, subject to the terms hereof, to Parent or its designees, including the Company Designee (provided that the maximum aggregate liability of the Investor under this letter agreement shall in no event exceed an amount equal to the Cap and shall in no event be due and payable unless the Parent Termination Fee or any other Termination Obligation would otherwise be due and payable in accordance with the terms of the Merger Agreement), (3) to enforce the funding of the Commitment (as defined in the Equity Commitment Letter) to Parent only to the extent that the Company is expressly entitled to enforce such funding in accordance with the Equity Commitment Letter and Section 8.5 of the Merger Agreement and subject to all of the terms, conditions and limitations herein and therein, (4) to specifically enforce the provisions of the

Confidentiality Agreement applicable to such Investor (including any joinder pursuant thereto) (the “Applicable Confidentiality Agreement”), (5) claims by the Company against Parent or Merger Sub under and in accordance with the Merger Agreement, (6) claims by the Company under and in accordance with the Voting Agreement or (7) to enforce any arbitration or judicial award of any such Retained Claims.

3. Notwithstanding anything that may be expressed or implied in this letter agreement, no Person other than the Investor and its permitted assignees shall have any obligation hereunder or in connection with the transactions contemplated hereby and, notwithstanding that the Investor may be a partnership or a limited company, no recourse hereunder or under any documents or instruments delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against any former, current or future equity holder, controlling person, director, officer, employee, agent, Affiliate (other than Parent), member, manager, general or limited partner, representative or successor or assignee of the Investor or any former, current or future equity holder, controlling person, director, officer, employee, agent, Affiliate (other than Parent), member, manager, general or limited partner, representative or successor or assignee of the foregoing and including any other Parent Related Party (such persons, collectively, but in each case excluding the Investor itself, Parent, Merger Sub and all other Equity Investors and their permitted assignees, the “Non-Recourse Parties”), whether by the enforcement of any assessment or by any legal or equitable proceedings, or by virtue of any statute, regulation or other applicable law; provided that (and notwithstanding anything to the contrary provided herein or otherwise) nothing herein shall limit the rights of the Company against Parent or Merger Sub under the Merger Agreement, the Investor hereunder, or any other party to the other Termination Fee Commitment Letters, the Equity Commitment Letters or the Applicable Confidentiality Agreement, in each case pursuant to the terms and conditions thereof. The parties hereto expressly agree and acknowledge that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Recourse Party, as such, for any obligations of the Investor and/or its permitted assignees under this letter agreement or any documents or instruments delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith or for any claim based on, in respect of, or by reason of, such obligations or their creation.

4. Notwithstanding anything herein to the contrary, this letter agreement may only be enforced by the Company or, with the Company’s prior written consent, by Parent, and except as provided in the immediately following sentence, nothing in this letter agreement shall be construed to confer upon or give any other Person (including Parent’s creditors) any right to enforce this letter agreement or to cause Parent or the Company to enforce this letter agreement. Notwithstanding anything herein to the contrary, solely to the extent the Termination Obligations are due and payable in accordance with the Merger Agreement, Parent and the Investor acknowledge and agree that the Company has the sole right to receive the payment of the Termination Obligations from the Investor, or, if elected by the Company, from Parent, and in addition to enforcing its rights hereunder directly against the Investor, the Company may cause Parent to specifically enforce the Investor’s obligation to fund the Termination Obligations, in each case subject to the limitations and conditions set forth in this letter agreement; provided that, in either the case where the Company so enforces or the Parent so enforces, the Parent and the Investor agree that the Investor shall fund the Termination Obligations directly to the Company or its designee (the “Company Designee”), and provided further that, notwithstanding anything in this letter to the contrary (including Section 1), the Investor will not pay, or be required to pay, any amounts in respect of the Termination Obligations to Parent unless it determines to do, and only with the prior written consent of the Company, and any payment by the Investor to Parent in breach of this proviso will not apply towards the Cap. The Investor hereby waives any defense to specific performance that a remedy at law would be adequate or that, absent specific performance, no irreparable harm would be suffered and any requirement under applicable Law to post a bond or other security as a prerequisite to obtaining equitable relief.

5. This letter agreement shall inure to the benefit of and be binding upon Parent, the Company and the Investor; provided, however, that this letter agreement may not be enforced in whole or in part against the Investor without giving effect to the limitations on the obligations of the Investor expressly set forth in this letter agreement. This letter agreement may not be amended or otherwise modified (or any provision waived) without the prior written consent of Parent, the Company and the Investor; provided, however, that the Investor may amend this letter agreement to reflect any assignment permitted by the following section. Together with the Merger Agreement, the Equity Commitment Letter, the Debt Commitment Letter and the Applicable Confidentiality Agreement, this letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between the Investor or any of its Affiliates (other than any other Equity Investor), on the one hand, and Parent or the Company or any of their respective Subsidiaries, on the other, with respect to the transactions contemplated hereby.

6. The Investor may not assign its obligations to fund the Termination Obligations; provided, however, that, without the consent of Parent or the Company, the Investor may assign its rights, interests and obligations under this letter agreement to any of its Affiliates; provided, further, that no such assignment shall relieve the Investor of its obligations hereunder. Notwithstanding anything to the contrary set forth herein, Parent may assign its rights under this letter agreement to any Person to which Parent validly assigns its interest in the Merger Agreement.

7. THIS LETTER AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE AND WITHOUT REFERENCE TO THE CHOICE-OF-LAW PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF A DIFFERENT JURISDICTION.

8. Each of Parent, Investor and Company agree on behalf of themselves and any of its respective Affiliates that all disputes arising out of or concerning the existence, validity interpretation or performance of this letter agreement, but not the Merger Agreement (unless expressly provided therein), shall be exclusively resolved by binding arbitration administered by the International Centre for Dispute Resolution (“ICDR”) in accordance with its International Arbitration Rules in accordance with this Section 8. The arbitral panel shall consist of three members, one to be appointed by the Investor and Parent jointly and one to be appointed by the Company with the third to be chosen by the two party-appointed arbitrators. If either the Investor and Parent or the Company fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the prescribed time periods, then the appointments shall be made by the ICDR pursuant to its rules and procedures in effect at the time of the appointments. Arbitration may be commenced by the Investor, Parent or the Company by giving written notice to the others and to the ICDR pursuant to the rules of the ICDR then in existence. Within 15 calendar days of such notice, the party or parties demanding arbitration shall appoint its arbitrator. Within 15 calendar days of that appointment, the other party shall appoint its arbitrator. Within 15 calendar days after the appointment of both party-appointed arbitrators, those two shall appoint the third, who shall preside over the panel. The situs of the arbitration shall be the City of New York. Each arbitrator shall be impartial and shall be a retired Delaware Chancery Court judge or Delaware Supreme Court justice, or shall otherwise be knowledgeable about and experienced with the law of Delaware and have had at least 15 years of legal experience in the area of mergers and acquisitions and who is not affiliated with any party hereto or their advisors. The parties further agree that the party or parties instituting arbitration shall make a submission of no more than 25 pages setting forth its legal arguments and evidentiary proofs within 30 days of the selection of the presiding arbitrator, the opposing party or parties shall respond within a submission setting forth its legal arguments and proofs within 30 days thereafter and a reply may then be submitted within seven days. The arbitration panel shall not conduct evidentiary hearings unless the panel deems it necessary for resolution of the dispute or upon a showing of good cause by either party. Discovery shall not be allowed except upon a showing of good cause by either party. Upon request of either party, the panel shall provide an opportunity for oral presentations and argument. The arbitration panel shall issue its award within 30 days after the hearing or the reply if there is no hearing. Any award shall be in a signed and written instrument which shall include the reasons for the award. The arbitral panel is authorized to award monetary damages and to grant specific performance of the letter agreement and other injunctive relief, including interim relief pending the final award, in each case subject to the terms and conditions of this letter agreement and the Merger Agreement. The panel shall have plenary powers to resolve any and all matters subject to the arbitration in such manner as the panel in its discretion deems appropriate consistent with the applicable substantive law of the State of Delaware. The parties hereto shall bear their own costs incurred in connection with the arbitration and share equally the fees and expenses of the arbitral panel and the costs of administration. The arbitral award shall be final and non-appealable and may be enforced in any court of competent jurisdiction.

9. The Investor hereby represents and warrants to Parent and the Company that (a) it is duly organized and validly existing under the laws of its jurisdiction or organization and has all necessary entity power and authority to execute, deliver and perform this letter agreement, (b) the execution, delivery and performance of this letter agreement by it has been duly and validly authorized and approved by all necessary entity action by it, (c) this letter agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this letter agreement, (d) the Termination Obligations are less than the maximum amount that it is permitted to invest at the Closing in any one portfolio investment pursuant to the terms of its organizational or governing documents or otherwise, (e) it has, and will have through the term of this letter agreement available funds (which may be in the form of uncalled capital commitments, if applicable) in excess of the sum of the Termination Obligations hereunder and all other unfunded contractually binding equity or debt commitments of the Investor that are currently outstanding, (f) all consents, approvals, authorizations and permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this letter agreement by it have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this letter agreement, and (g) this letter agreement does not conflict with or result in any breach, violation or infringement of (with or without notice, the lapse of time or both) any provision of its organizational agreements (or similar governing documents) or violate or infringe any Law applicable to the Investor.

10. This letter agreement shall be treated as confidential and is being provided to Parent solely in connection with the Merger Agreement and may not be used, circulated, quoted or otherwise referred to in any document (other than the Merger Agreement and the Equity Commitment Letters), except with the prior written consent of the Investor; provided, however, that (a) this letter agreement shall be provided to the Company (so long as the Company agrees to keep, and agrees to cause its respective Affiliates and representatives to keep, this letter agreement confidential on terms that are substantially identical to the terms contained in this sentence) and (b) the Company may disclose this letter agreement (i) to its respective Affiliates and representatives, (ii) to the extent required by Law or the applicable rules of any national securities exchange (including, without limitation, a summary description thereof in the documents filed or furnished by the Company with the U.S. Securities and Exchange Commission) or (iii) in connection with any litigation relating to the Merger Agreement and the transactions contemplated thereby.

11. Nothing in this letter agreement, express or implied, is intended to nor does it confer (a) upon any person other than the Company, Parent and the Investor any rights or remedies under, or by reason of, or any rights to enforce or cause Parent to enforce, the Termination Obligations or any provisions of this letter agreement or (b) upon any person (other than the Company) any rights or remedies against any person other than Parent and the Investor (and their respective permitted assignees) under or by reason of this letter agreement; provided that the Non-Recourse Parties are express third party beneficiaries of Section 3 of this letter agreement and shall be entitled to enforce the provisions of Section 3 of this letter agreement. Without limiting the foregoing, Parent’s creditors (for the avoidance of doubt, other than the Company) shall have no right to specifically enforce this letter agreement or to cause Parent to enforce this letter agreement or have any rights or remedies against Parent or the Investor by under this letter agreement or any documents or instruments delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith or for any claim based on, in respect of, or by reason of, such obligations or their creation.

12. All notices required to be given hereunder, including, without limitation, service of process, shall be sufficient if in writing, and sent by email (provided that any notice received by email or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable national overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

if to the Investor:

c/o GIC Special Investments Pte. Ltd.

335 Madison Avenue, 24th Floor

New York, NY 10017

Attention: R. Eric Wilmes and Jason Young

Email: ericwilmes@gic.com.sg and ja-sonyoung@gic.com.sg

with a copy to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

Attention: christopher.parsons@ropesgray.com and anthony.norris@ropesgray.com or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this letter agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

If to the Parent or the Company, as provided in Section 8.7 of the Merger Agreement. A copy of all notices provided by Parent to the Investor or the Investor to Parent hereunder shall be given to the Company as provided in Section 8.7 of the Merger Agreement.

13. When pursuing any of its rights and remedies hereunder against the Investor and/or Parent, the Company shall be under no obligation to pursue (or elect among) such rights and remedies it may have against such parties or any other Person for the Termination Obligations or any right of offset with respect thereto, and any failure by the Company to pursue (or elect among) such other rights or remedies or to collect any such payments or to realize upon or to exercise any such right of offset, and any release by the Company of any Person or any right of offset or other claim, shall not relieve any Person of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of Law or equity, of the Company. It shall not be a condition to the assertion or collection of a claim against the Investor by the Company that the Company prior thereto shall have asserted or reduced to judgment any claim against Parent.

14. The Investor agrees that the Company may, in its sole discretion, at any time and from time to time, without notice to or further consent of the Investor, extend the time of payment of the Termination Obligations or accept or release any security therefor, and may also make, with the consent of the other parties hereto, any agreement for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or, with the consent of the other parties hereto, for any modification of any agreement between or among the Company, Parent and/or the Investor, without in any way impairing or affecting any obligations under this letter agreement. Notwithstanding anything herein to the contrary (including Section 1), no payment or other satisfaction or discharge of the Termination Obligations to Parent shall satisfy Investor’s obligation hereunder to pay the Termination Obligations unless and until the Company receives the full amount of the Termination Obligations (in each case, subject to the Cap), and in the event that any Termination Obligation amount is paid but is thereafter recovered in any bankruptcy or insolvency proceeding or otherwise as a preference or on the basis of any other insolvency principle, the obligations of the Investor hereunder shall be reinstated to the extent of any such recovery, in each case, subject to the Cap.

15. This letter agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[SIGNATURES STARTING ON NEXT PAGE]

Very truly yours,

Kokoro Investment PTE LTD.

By:	/s/ Jason Young
Name: Jason Young
Title: Authorized Signatory

Accepted and agreed
as of the date first written above:

Argos Holdings Inc.

By:	/s/ Michael Chang
Name: Michael Chang
Title: Vice President and Treasurer

[Signature Page to Termination Fee Commitment Letter - GIC]

Accepted and agreed
as of the date first written above:

PETSMART, INC.

By:	/s/ David K. Lenhardt
Name: David K. Lenhardt
Title: President and Chief Executive Officer

[Signature Page to Termination Fee Commitment Letter]